# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Richmond Mutual Bancorporation, Inc., CIK 0001767837
CUSIP: 76525P100
Title of class of securities: Common Stock, Par Value $0.01 Per Share
Address of issuer's principal executive offices: 31 North 9th Street, Richmond, Indiana (IN), 47374
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001802284

## Reporting persons
- TI-TRUST, Inc., as Trustee of the Richmond Mutual Bancorporation, Inc. Employee Stock Ownership Plan: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Illinois (IL); sole voting power 789,035; shared voting power 275,854; sole dispositive power 789,035; shared dispositive power 275,854; aggregate amount beneficially owned 1,064,889 (10.2% of the class)

## Item 1. Issuer
Name of issuer: Richmond Mutual Bancorporation, Inc.
Address of issuer's principal executive offices: 31 North 9th Street Richmond, IN, 47374

## Item 2. Person Filing
Name of person filing: TI-TRUST, Inc., as Trustee of the Richmond Mutual Bancorporation, Inc. Employee Stock Ownership Plan (the "Trustee")
Address of principal business office or, if none, residence: 2900 North 23rd Street, Quincy, IL 62305
Citizenship: IL

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: employee benefit plan or endowment fund (EP)

## Item 4. Ownership
Amount beneficially owned:
As of March 31, 2025, the Plan held an aggregate of 1,064,889 shares of Common Stock (10.2% of the outstanding shares), of which 275,854 had been allocated to the accounts of Plan participants (as to which the Trustee had shared voting and dispositive powers) and 789,035 were unallocated (as to which the Trustee had sole voting and dispositive powers).

The Trustee may be deemed to beneficially own the 1,064,889 shares held by the Plan. However, the Trustee expressly disclaims beneficial ownership of all such shares. Other than the shares held by the Plan, the Trustee does not beneficially own any shares of Common Stock.

Pursuant to the Plan, participants are entitled to instruct the Trustee as to the voting of the shares allocated to their Plan accounts. On each issue with respect to which stockholders are entitled to vote, the Trustee is required to vote the shares held by the Plan which have not been allocated to participant accounts in the manner directed under the Plan.
Percent of class: 10.2
Sole power to vote or to direct the vote: 789,035
Shared power to vote or to direct the vote: 275,854
Sole power to dispose or to direct the disposition: 789,035
Shared power to dispose or to direct the disposition: 275,854

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- TI-TRUST, Inc., as Trustee of the Richmond Mutual Bancorporation, Inc. Employee Stock Ownership Plan: /s/ Craig Baker, /s/ Craig Baker, Senior Trust Officer (04/04/2025)